Exhibit 99.3

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	10 October 2014

BOARD SUCCESSION

Sims Metal Management Limited today announced that Deborah O’Toole and Georgia Nelson have agreed to join the Board of the Company as independent non-executive directors effective 1 November 2014.

Ms O’Toole (age 57) has extensive executive experience across a number of sectors including over 20 years in the mining industry and, more recently, in transport and logistics. She has been Chief Financial Officer in three ASX listed companies, M.I.M Holdings Limited, Queensland Cotton Holdings Limited and, most recently, through the privatisation of Aurizon Holdings Limited. Ms O’Toole is currently a director of Credit Union Australia and the Wesley Research Institute and previously served as a director of The Commonwealth Scientific and Industrial Research Organisation (CSIRO). She has a Bachelor of Laws degree and resides in Brisbane. Ms O’Toole will also serve as a member of the Company’s Risk, Audit & Compliance Committee and Finance & Investment Committee.

Ms Nelson (age 64) is the former founding president of Midwest Generation EME, LLC, an Edison International company with its corporate headquarters in Chicago. Previously, she was senior vice president of worldwide operations for Edison Mission Energy where she was responsible for worldwide power plant construction, as well as international environmental, fuel and technical policy, and plant personnel and operations on four continents. Before that, Ms Nelson spent more than 25 years with Southern California Edison, a large U.S. electric utility. Ms Nelson serves as a director of three publicly traded corporations: Cummins Inc. (CMI) a global engine and equipment manufacturer, Ball Corporation (BLL) a global metals container manufacturing company, and TransAlta Corporation (TAC), a power generation and wholesale marketing company. Ms Nelson holds an MBA and a Bachelor of Science and resides in Chicago. She will also serve as a member of the Company’s Safety, Health, Environment & Community Committee and Remuneration Committee.

Messrs O’Toole and Nelson will each stand for election at the Company’s 2014 Annual General Meeting to be held on 13 November 2014.

Sims Metal Management Limited Chairman Geoff Brunsdon said, “I am delighted that two outstanding individuals have agreed to join our Board. Ms O’Toole brings a skillset comprising strategic, financial, commercial and operational expertise, as well as substantial knowledge and understanding of global metals markets and supply chains and innovation. Ms Nelson has broad experience as a corporate director with particular expertise in large and complex organizations, international and domestic operations, and manufacturing and human resources. I am confident that both Deborah and Georgia will be outstanding directors.

These appointments fulfil an important part of the Company’s Board succession plans, with current non-executive directors Gerry Morris and Norm Bobins due to retire from the Board at the conclusion of the Company’s 2014 Annual General Meeting.”

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 16 October 2013.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with over 250 facilities and 6,000 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generates approximately 60% of its revenue from operations in North America. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed in the United States on the Over-the-Counter market (OTC:SMSMY). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor and media inquiries contact

Todd Scott

Group Vice President – Investor Relations

Tel: +61 4 0960 0352

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